Chittenden Corporation 2 Burlington Square P.O. Box 820 Burlington, Vermont 05402-0820 802-658-4000	Kirk W. Walters (802) 660-1561	[LOGO] Chittenden Corporation

For Immediate Release

January 16, 2002		02/02

CHITTENDEN REPORTS EARNINGS AND QUARTERLY DIVIDENDS
Burlington, VT — Chittenden Corporation (NYSE:CHZ) Chairman, President and Chief Executive Officer, Paul A. Perrault, today announced fourth quarter 2001 net income of $0.46 per diluted share, compared to the $0.45 per diluted share earned in the fourth quarter of 2000. For the year ended December 31, 2001, earnings were $58.5 million or $1.80 per diluted share, compared to $59.5 million or $1.74 per diluted share earned on an operating basis in 2000. Chittenden also announced its quarterly dividend of $0.19 per share. The dividend will be paid on February 15, 2002, to shareholders of record on February 1, 2002.

In making the announcement, Perrault said, “Although 2001 was a challenging year for a variety of reasons, we are pleased with the results. Our results this past year have proven that our ship is built to make progress in any kind of weather.”

On October 5, 2001, Chittenden announced that it had signed a definitive agreement with Ocean National Corporation, whereby Chittenden will acquire Ocean, and its subsidiary, Ocean National Bank for $53.25 million in cash. Consummation of the agreement is subject to the approval of various regulatory agencies. The acquisition is expected to close in the first quarter of 2002.

Total assets increased from $3.8 billion at December 31, 2000 to $4.2 billion at December 31, 2001 and total loans were flat from a year ago at $2.8 billion. Of the 2001 amounts, Maine Bank & Trust (MBT), which was acquired in April 2001, contributed total assets of approximately $268 million, and total loans of approximately $178 million. Overall commercial loan balances increased approximately $224 million from a year ago. Approximately $129 million was attributed to the purchase of MBT. Excluding the effect of MBT, the commercial portfolio at December 31, 2001 was $95 million higher than a year ago.

Residential real estate loans declined $169 million from a year ago and $107 million from September 30, 2001 primarily due to higher levels of prepayments caused by declining market interest rates as well as to the securitization of $66 million in residential loans. The securitized loans were retained in the Company’s investment portfolio as mortgage-backed securities. The inclusion of MBT increased residential real estate loans $8 million and consumer loans $3 million. Consumer loans declined $98 million from December 31, 2000 due primarily to paydowns on the automotive finance portfolio, driven by lower market interest rates, which outpaced originations.

Total deposits increased approximately $377 million from a year ago, primarily in demand and money market/savings accounts. Much of the increase was due to the acquisition of MBT, which contributed $224 million in deposits at December 31, 2001. However, the existing franchise also grew its deposits by approximately 4% from the level a year ago. Much of this increase was due to unusually high inflows of deposits in the third and fourth quarters, caused by the slowing economy and the September 11th tragedies.

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The allowance for possible loan losses was $45.3 million at December 31, 2001, up from $40.3 million a year ago and flat to September 30, 2001. The acquisition of MBT accounted for $4.4 million of the increase from the December 31, 2000 balance. Nonperforming assets plus loans 90 days past due and still accruing were $17.7 million at December 31, 2001, down $700,000 from the third quarter and up $1.2 million from a year ago. Net charge-off activity totaled $2 million for the fourth quarter of 2001, compared with $1.9 million for the fourth quarter of 2000, or 0.07% and 0.06%, of average loans for the respective periods. For the year ended December 31, 2001, net charge off activity totaled $7.1 million or 0.25% of average loans, compared with $9.5 million or 0.32% of average loans for 2000.

The net interest margin for the fourth quarter of 2001 was 4.59%, compared with 4.70% in the same period of 2000, and 4.76% for the third quarter of 2001. Excluding the impact of the unusually high liquidity late in the third quarter and throughout the fourth quarter, net interest margins were approximately 4.76% for the fourth quarter of 2001 and 4.81% for the third quarter. The net interest margin for the year ended December 31, 2001 was 4.74%, compared with 4.73% for the 2000 period. Net interest income was $43.9 million for the fourth quarter of 2001 and $41.3 million for the fourth quarter of 2000. For the year ended December 31, 2001, net interest income was $170.3 million, compared with $167.1 million in 2000. The increase in net interest income from the fourth quarter of 2000 and the year 2000 was attributed primarily to the acquisition of MBT.

The provision for possible loan losses was approximately $8 million in 2001 compared to $8.7 million in 2000. For the quarter, the provision was $2.0 million in 2001 compared to $2.2 million in 2000. The lower provision in 2001 was due to the sale of the retail credit card portfolio in the first quarter of 2001. Net retail credit card charge-offs in 2000 were $1.3 million or approximately $325,000 per quarter compared to $102,000 for 2001.

Noninterest income amounted to $15.6 million for the fourth quarter of 2001, up from $13.0 million for the fourth quarter 2000. Gains on sales of loans increased $1.6 million from a year ago to $2.4 million for the fourth quarter of 2001 due to higher volumes of fixed rate mortgages sold resulting from lower market interest rates. Investment management and trust income increased $696,000 to $4.2 million for the fourth quarter of 2001 primarily due to the inclusion of MBT. Increases in insurance, service charges on deposits, and other income were offset by declines in credit card and mortgage servicing income.

Noninterest income was $63.7 million for the year ended December 31, 2001 compared to $53.1 million the year before. For the year, gains on sales of loans consisted of $6.9 million from mortgage banking activities, an increase of $4 million over 2000, and a $4.3 million gain on the sale of the Company’s retail credit card portfolio recorded in the first quarter. Also affecting the increase from 2000 was investment management and trust income, which increased $2.2 million, of which $2.1 million was due to the inclusion of MBT.

Noninterest expenses were $34.7 million for the fourth quarter of 2001, flat from the third quarter of 2001 and up from the $31.3 million for the fourth quarter of 2000. Salaries and employee benefits increased $3.1 million from the fourth quarter of 2000. Approximately half of this increase was attributable to the inclusion of MBT in the 2001 amounts. In addition, accruals for incentive

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compensation were $282,000 higher in 2001 than in 2000 and several components of employee benefits costs increased by approximately $1 million. Due to the inclusion of MBT, net occupancy expenses for the fourth quarter of 2001 were $4.4 million compared with $3.8 million a year ago and amortization of intangibles increased as a result of recording goodwill of approximately $20.4 million in the transaction.

For the year ended December 31, 2001, total noninterest expenses were $135.8 million, compared with $124.8 million the year before. Salaries and employee benefits increased $10.3 million from the 2000 level. The inclusion of MBT amounted to $4.9 million of the increase. Also, incentive accruals for the year were $2.2 million higher in 2001 than 2000. In addition, a $1.3 million pension curtailment gain taken in the first quarter of 2000 upon the merger of the Vermont National and Chittenden Bank pension plans reduced expenses for the previous year. Net occupancy and amortization expenses increased $1.5 million and $862,000, respectively as a result of the inclusion of MBT in the 2001 amounts.

During the first quarter of 2000 the Company recorded a pre-tax loss of $833,000 on the sale of the final Vermont National branch required to be divested as a condition of regulatory approval of the VFSC acquisition. After income taxes, the net loss recorded in the first quarter of 2000 as a result of the divestiture was $792,000. Included in the divestiture were $27.1 million in deposits and $3.9 million in loans. The magnitude of the after-tax loss compared to the pretax loss is caused by the non-deductibility for income tax purposes of the goodwill allocation. Including the loss on the sale of the branch, and the associated goodwill allocation, net income for the year ended December 31, 2000 was $58.7 million, or $1.72 per diluted share.

The return on average equity was 15.92% for the fourth quarter of 2001, compared with 17.49% in the same quarter of 2000. For the year ended December 31, 2001, the return on average equity was 16.55%, compared with 17.44% in 2000. The decline in ROE for the quarter and the year 2001 has been a result of higher levels of unrealized gains in the investment portfolio. Unrealized gains (after tax) averaged approximately $14.5 million for the fourth quarter and $7.7 million for the year 2001 versus average unrealized losses of approximately $3.3 million for the quarter and $6.9 million for the year ended December 31, 2000. Excluding the unrealized gains (losses) in the investment portfolio, the return on average equity would have been 16.57% for the fourth quarter 2001 compared with 17.28% for 2000. For the year, the return on average equity would have been 16.92% for 2001 compared to 17.09% a year ago.

The return on average assets for the fourth quarter of 2001 was 1.44%, down from 1.58% for the fourth quarter of 2000. For the year ended December 31, 2001, the return on average assets was 1.51%, compared with 1.56% for 2000. The decline in ROA for the quarter and the year was primarily due to the inclusion of MBT and the excess liquidity. Excluding the effect of the excess liquidity, the return on average assets for the fourth quarter 2001 and the full year would have been 1.49% and 1.53%, respectively.

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Kirk W. Walters, Executive Vice President and Chief Financial Officer of Chittenden Corporation, will host a conference call to discuss these earnings results at 10:30 a.m. eastern time on January 17, 2002. Interested parties may access the conference call by calling 877-692-2137 or 973-872-3100 in the New York City area. Participants are asked to call in a few minutes prior to the call in order to register for the event.

Internet access to the call is also available (listen only) by going to the Shareholders’ Resource section of the Company’s website at https://www.chittenden.com/corp.php. A replay of the call will be available through January 22, 2002, by calling 877-519-4471 or 973-341-3080 in the New York City area (pin number is 3057026) or by going to the chittenden.com website.

The Company may answer one or more questions concerning business and financial developments and trends and other business and financial matters affecting the Company, some of the responses to which may contain information that has not previously been disclosed.

Chittenden is a bank holding company with total assets of $4.2 billion at December 31, 2001. Its subsidiary banks are Chittenden Bank, The Bank of Western Massachusetts, Flagship Bank and Trust Company, and Maine Bank & Trust Company. Chittenden Bank also operates under the names First Savings of New Hampshire and Mortgage Service Center, and it owns The Pomerleau Agency, and Chittenden Securities, Inc. The Company offers a broad range of financial products and services, including deposit accounts and services; consumer, commercial, and public sector loans; insurance; brokerage; and investment and trust services to individuals, businesses, and the public sector. To find out more about Chittenden and its products, visit our web site at www.chittenden.com. Chittenden Corporation news releases, including earnings announcements, are available via fax by calling 800-758-5804. The six-digit code is 124292.

CHITTENDEN CORPORATION
SELECTED FINANCIAL DATA
(Unaudited)
(In Thousands, except for ratios, shares and per share amounts)

Period End Balance Sheet Data	12/31/01	9/30/01	6/30/01	12/31/00

Cash and Cash Equivalents	$308,023	$278,006	$228,073	$178,621

Securities Available For Sale	826,495	647,490	571,025	585,281
FHLB Stock	13,613	13,613	13,613	12,311
Loans Held For Sale	50,208	33,220	34,327	44,950

Loans:
Commercial	559,752	632,553	632,768	515,926
Municipal	85,479	108,491	62,535	83,566
Real Estate:
Residential	855,561	962,420	997,019	1,024,174
Commercial	903,819	799,999	785,223	723,339
Construction	79,801	66,053	52,772	57,701

Total Real Estate	1,839,181	1,828,472	1,835,014	1,805,214
Consumer	353,765	384,865	405,185	451,392

Total Loans	2,838,177	2,954,381	2,935,502	2,856,098
Less: Allowance for Possible Loan Losses	(45,268)	(45,261)	(44,541)	(40,255)

Net Loans	2,792,909	2,909,120	2,890,961	2,815,843

Other Real Estate Owned	703	298	625	513
Goodwill	33,348	34,203	35,058	15,721
Other Assets	128,415	119,341	124,347	116,621

Total Assets	$4,153,714	$4,035,291	$3,898,029	$3,769,861

LIABILITIES AND STOCKHOLDERS’ EQUITY

Liabilities:
Deposits:
Demand	$620,828	$575,821	$567,788	$530,975
Savings	346,974	343,722	338,093	302,122
NOW and Money Market Accounts	1,870,835	1,800,877	1,706,291	1,632,105
Certificates of Deposit less than $100,000 and Other Time Deposits	634,992	634,815	644,701	615,336
Certificates of Deposit $100,000 and Over	196,217	206,401	195,832	211,869

Total Deposits	3,669,846	3,561,636	3,452,705	3,292,407

Short-Term Borrowings	44,409	45,415	45,422	93,757
Accrued Expenses and Other Liabilities	68,805	62,792	50,969	41,631

Total Liabilities	3,783,060	3,669,843	3,549,096	3,427,795

Total Stockholders’ Equity	370,654	365,448	348,933	342,066

Total Liabilities and Stockholders’ Equity	$4,153,714	$4,035,291	$3,898,029	$3,769,861

Book Value per Common Share	$11.56	$11.41	$10.88	$10.49
Common Shares Outstanding	32,070,446	32,025,220	32,061,910	32,621,355

Credit Quality Data
Nonperforming Assets (including OREO)	$13,077	$14,958	$13,314	$11,889
90 days past due and still accruing	4,583	3,400	3,082	4,595

Total	$17,660	$18,358	$16,396	$16,484
Nonperforming Assets to Loans Plus OREO	0.46%	0.50%	0.45%	0.42%
Allowance to Loans	1.59%	1.53%	1.52%	1.41%
Allowance to Nonperforming Loans (excluding OREO)	365.83%	308.74%	351.02%	353.86%

QTD Average Balance Sheet Data
Loans, Net	$2,854,543	$2,951,718	$2,891,964	$2,879,986
Earning Assets	3,855,444	3,700,113	3,567,430	3,543,882
Total Assets	4,091,763	3,937,682	3,796,249	3,751,586
Deposits	3,610,085	3,482,122	3,341,300	3,256,504
Stockholders’ Equity	370,032	355,764	345,566	338,316

CHITTENDEN CORPORATION
CONSOLIDATED STATEMENTS OF INCOME
(Unaudited)
(In Thousands, except for ratios, shares and per share amounts)

	For the Three Months Ended December 31,		For the Twelve Months Ended December 31,
	2001	2000	2001	2000

Interest Income:
Interest on Loans	$51,091	$62,337	$223,661	$246,683
Interest on Investments	12,561	9,976	42,836	41,419

Total Interest Income	63,652	72,313	266,497	288,102

Interest Expense:
Deposits	19,098	28,939	93,046	107,386
Short-term Borrowings	687	2,090	3,146	13,644

Total Interest Expense	19,785	31,029	96,192	121,030

Net Interest Income	43,867	41,284	170,305	167,072
Provision for Possible Loan Losses	2,025	2,175	8,041	8,700

Net Interest Income after Provision
for Possible Loan Losses	41,842	39,109	162,264	158,372

Noninterest Income:
Investment Management and Trust Income	4,163	3,467	15,722	13,567
Service Charges on Deposit Accounts	3,670	3,485	14,294	13,875
Mortgage Servicing Income	749	992	3,564	4,079
Gains on Sales of Loans, Net	2,406	833	11,207	2,818
Credit Card Income, Net	923	1,364	3,964	5,349
Insurance Commissions, Net	697	651	3,391	2,894
Other	3,035	2,166	11,591	10,527

Total Noninterest Income	15,643	12,958	63,733	53,109

Noninterest Expense:
Salaries and Employee Benefits	19,167	16,059	74,851	64,571
Net Occupancy Expense	4,441	3,849	17,744	16,213
Other Real Estate Owned, Net	18	67	86	48
Amortization of Intangibles	855	520	2,963	2,101
Special Charges	—	—	—	833
Other	10,246	10,790	40,116	40,995

Total Noninterest Expense	34,727	31,285	135,760	124,761

Income Before Income Taxes	22,758	20,782	90,237	86,720
Income Tax Expense	7,906	5,905	31,736	28,033

Net Income	$14,852	$14,877	$58,501	$58,687

Weighted Average Common Shares Outstanding	32,039,223	32,789,048	32,163,734	33,760,531
Weighted Average Common and
Common Equivalent Shares Outstanding	32,420,335	33,041,273	32,547,029	34,100,113

Earnings Per Share, Basic	$0.46	$0.45	$1.82	$1.74
Earnings Per Share, Diluted	0.46	0.45	1.80	1.72
Dividends Per Share	0.19	0.19	0.76	0.75

Operating Net Income	$14,852	$14,877	$58,501	$59,479
Operating Earnings Per Share, Basic	0.46	0.45	1.82	1.76
Operating Earnings Per Share, Diluted	0.46	0.45	1.80	1.74

Return on Average Equity (1)	15.92%	17.49%	16.55%	17.44%
Return on Average Assets (1)	1.44%	1.58%	1.51%	1.56%
Net Yield on Earning Assets	4.59%	4.70%	4.74%	4.73%
(1) Returns on Average Equity and Assets are on an operating basis in 2000.

CHITTENDEN CORPORATION Consolidated Statements of Income (Unaudited) ($ in thousands)

	QTR	QTR	QTR	QTR	QTR
	12/31/00	03/31/01	06/30/01	09/30/01	12/31/01

Interest Income:
Interest on Loans	$62,337	$58,108	$57,955	$56,507	$51,091
Interest on Investments	9,976	10,031	9,931	10,313	12,561

Total Interest Income	72,313	68,139	67,886	66,820	63,652

Interest Expense:
Deposits	28,939	26,970	24,430	22,548	19,098
Short-term Borrowings	2,090	993	772	694	687

Total Interest Expense	31,029	27,963	25,202	23,242	19,785

Net Interest Income	41,284	40,176	42,684	43,578	43,867
Provision for Possible Loan Losses	2,175	1,950	2,041	2,025	2,025

Net Interest Income after Provision
for Possible Loan Losses	39,109	38,226	40,643	41,553	41,842

Noninterest Income:
Investment Management and Trust Income	3,467	3,376	3,849	4,334	4,163
Service Charges on Deposit Accounts	3,485	3,349	3,705	3,570	3,670
Mortgage Servicing Income	992	978	944	893	749
Gains on Sales of Loans, Net	833	4,940	1,945	1,916	2,406
Credit Card Income, Net	1,364	1,000	1,114	927	923
Insurance Commissions, Net	651	894	834	966	697
Other	2,166	2,429	2,799	3,328	3,035

Total Noninterest Income	12,958	16,966	15,190	15,934	15,643

Noninterest Expense:
Salaries and Employee Benefits	16,059	17,785	18,452	19,447	19,167
Net Occupancy Expense	3,849	4,735	4,260	4,308	4,441
Other Real Estate Owned, Expense, Net	67	39	8	21	18
Amortization of Intangibles	520	512	741	855	855
Other	10,790	9,644	10,111	10,115	10,246

Total Noninterest Expense	31,285	32,715	33,572	34,746	34,727

Income Before Income Taxes	20,782	22,477	22,261	22,741	22,758
Income Tax Expense	5,905	7,965	7,935	7,930	7,906

Net Income	$14,877	$14,512	$14,326	$14,811	$14,852

CHITTENDEN CORPORATION
CONSOLIDATED BALANCE SHEETS (Unaudited)
($ in thousands)

	12/31/00	03/31/01	06/30/01	09/30/01	12/31/01

ASSETS

Cash and Cash Equivalents	$178,621	$192,047	$228,073	$278,006	$308,023
Securities Available For Sale	597,592	559,918	584,638	661,103	840,108
Loans Held For Sale	44,950	25,422	34,327	33,220	50,208
Loans:
Commercial	515,926	535,518	632,768	632,553	559,752
Municipal	83,566	93,848	62,535	108,491	85,479

Real Estate:
Residential	1,024,174	987,142	997,019	962,420	855,561
Commercial	723,339	703,336	785,223	799,999	903,819
Construction	57,701	52,814	52,772	66,053	79,801

Total Real Estate	1,805,214	1,743,292	1,835,014	1,828,472	1,839,181
Consumer	451,392	429,588	405,185	384,865	353,765

Total Loans	2,856,098	2,802,246	2,935,502	2,954,381	2,838,177
Less: Allowance for Possible Loan Losses	(40,255)	(39,546)	(44,541)	(45,261)	(45,268)

Net Loans	2,815,843	2,762,700	2,890,961	2,909,120	2,792,909

Other Real Estate Owned	513	328	625	298	703
Other Assets	116,621	117,072	124,347	119,341	128,415
Goodwill	15,721	15,210	35,058	34,203	33,348

Total Assets	$3,769,861	$3,672,697	$3,898,029	$4,035,291	$4,153,714

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities:
Deposits:
Demand	$ 530,975	$ 481,119	$ 567,788	$ 575,821	$ 620,828
Savings	302,122	304,131	338,093	343,722	346,974
Now and Money Market Deposits	1,632,105	1,597,920	1,706,291	1,800,877	1,870,835
Time Deposits less than $100,000	615,336	617,988	644,701	634,815	634,992
Time Deposits $100,000 and over	211,869	222,097	195,832	206,401	196,217

Total Deposits	3,292,407	3,223,255	3,452,705	3,561,636	3,669,846

Short-Term Borrowings	93,757	45,425	45,422	45,415	44,409
Accrued Expenses and Other Liabilities	41,631	58,641	50,969	62,792	68,805

Total Liabilities	3,427,795	3,327,321	3,549,096	3,669,843	3,783,060

Total Stockholders’ Equity	342,066	345,376	348,933	365,448	370,654

Total Liabilities and Stockholders’ Equity	$3,769,861	$3,672,697	$3,898,029	$4,035,291	$4,153,714

CHITTENDEN CORPORATION
Selected Financial Data (Unaudited) *	QTD	QTD	QTD	QTD	QTD	YTD
($ in thousands, except share and per share data)	12/31/2000	3/31/2001	6/30/2001	9/30/2001	12/31/2001	12/31/2001

Book Value per Common Share	$10.49	$10.73	$10.88	$11.41	$11.56	$11.56
Tangible Book Value Per Share	10.00	10.26	9.79	10.34	10.52	10.52
Common Shares Outstanding	32,621,355	32,178,013	32,061,910	32,025,220	32,070,446	32,070,446

CREDIT QUALITY
Nonperforming assets	11,889	11,888	13,314	14,958	13,077
90 Days past due and still accruing	4,595	4,318	3,082	3,400	4,583

Total Nonperforming assets plus 90 days	16,484	16,206	16,396	18,358	17,660
Nonperforming assets to loans plus OREO	0.42%	0.42%	0.45%	0.50%	0.46%
Allowance to Loans	1.41%	1.41%	1.52%	1.53%	1.59%
Allowance to Nonperforming (excluding OREO)	353.86%	342.09%	351.02%	308.74%	365.83%

Average Balance Sheet
Loans, Net	2,879,986	2,791,707	2,891,964	2,951,718	2,854,543	2,871,899
Earning Assets	3,543,882	3,453,851	3,567,430	3,700,113	3,855,444	3,644,298
Total Assets	3,751,586	3,658,274	3,796,249	3,937,682	4,091,763	3,871,017
Deposits	3,256,504	3,193,635	3,341,300	3,482,122	3,610,085	3,407,439
Stockholders’ Equity	338,316	343,077	345,566	355,764	370,032	353,529

Earnings Per Share, Basic	0.45	0.45	0.45	0.46	0.46	1.82
Earnings Per Share, Diluted	0.45	0.44	0.44	0.46	0.46	1.80
Dividends Per Share	0.19	0.19	0.19	0.19	0.19	0.76

Operating Net Income	14,877	14,512	14,326	14,811	14,852
Operating Earnings Per Share, Basic	0.45	0.45	0.45	0.46	0.46
Operating Earnings Per Share, Diluted	0.45	0.44	0.44	0.46	0.46

Weighted Average Common Shares Outstanding	32,789,048	32,448,558	32,123,233	32,047,482	32,039,223	32,163,734
Weighted Average Common and Common
Equivalent Shares Outstanding	33,041,273	32,795,994	32,490,203	32,442,906	32,420,335	32,547,029

Operating Return on Average Equity	17.49%	17.15%	16.63%	16.52%	15.92%	16.55%
Operating Return on Average Assets	1.58%	1.61%	1.51%	1.49%	1.44%	1.51%
Net Yield on Earning Assets	4.70%	4.78%	4.87%	4.76%	4.59%	4.74%